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PART I - FINANCIAL INFORMATION
Item 1. Orion Engineered Carbons S.A. Condensed Consolidated Financial Statements (Unaudited)
See page F-1 of this report.

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Condensed Consolidated Statements of Operations of Orion Engineered Carbons S.A. (Unaudited)

	Three Months Ended March 31,
	2019	2018
	(In thousands)
Net sales	$384,714	$406,699
Cost of sales	286,745	294,296
Gross profit	97,969	112,403
Selling, general and administrative expenses	55,577	58,911
Research and development costs	5,129	5,061
Other expenses, net	2,475	1,832
Restructuring expenses	89	1,266
Income from operations	34,699	45,333
Interest and other financial expense, net	6,443	8,382
Income from operations before income taxes and equity in earnings of affiliated companies	28,256	36,951
Income tax expense	9,439	10,346
Equity in earnings of affiliated companies, net of tax	137	149
Net income	$18,954	$26,754

Weighted-average shares outstanding (in thousands of shares):
Basic	59,518	59,320
Diluted	61,113	60,926
Earnings per share (USD per share):
Basic	$0.32	$0.45
Diluted	$0.31	$0.44
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income of Orion Engineered Carbons S.A. (Unaudited)

	Three Months Ended March 31,
	2019	2018
	(In thousands)
Net income	$18,954	$26,754
Other comprehensive loss, net of tax
Foreign currency translation adjustments	1,463	(6,035)
Unrealized net gains/(losses) on hedges of a net investment in a foreign operation	—	3,244
Unrealized net gains/(losses) on cash flow hedges	(2,225)	953
Gains/(losses) on defined benefit plans	53	(648)
Other comprehensive income/(loss)	(709)	(2,486)
Comprehensive income	$18,245	$24,268
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets of Orion Engineered Carbons S.A. (Unaudited)

				March 31, 2019	December 31, 2018
				(In thousands, except share data)
Current assets
Cash and cash equivalents				$60,921	$57,016
Accounts receivable, net of reserve for doubtful accounts
of	$5,175	and	$5,081	272,793	262,821
Other current financial assets				13,238	12,573
Inventories				173,542	183,629
Income tax receivables				22,228	24,342
Prepaid expenses and other current assets				35,850	34,938
Total current assets				578,572	575,319
Property, plant and equipment - net				452,451	483,534
Operating lease right-of-use assets				30,452	—
Goodwill				54,503	55,546
Intangible assets - net				88,976	95,245
Investment in equity method affiliates				5,368	5,332
Deferred income tax assets				57,244	52,395
Other financial assets				2,918	2,723
Other assets				2,883	2,928
Total non-current assets				694,795	697,703
Total assets				$1,273,367	$1,273,022

Current liabilities
Accounts payable		$163,510	$163,585
Current portion of long term debt and other financial liabilities		54,565	41,020
Current portion of employee benefit plan obligation		839	855
Accrued liabilities		34,911	56,297
Income taxes payable		27,940	28,086
Other current liabilities		37,731	30,493
Total current liabilities		319,496	320,336
Long-term debt, net		635,264	643,748
Employee benefit plan obligation		59,705	60,377
Deferred income tax liabilities		46,740	45,504
Other liabilities		43,372	44,161
Total non-current liabilities		785,081	793,790

Commitments and contingencies	Note L

Stockholders' equity
Common stock
Authorized: 89,452,626 and 89,452,626 shares with no par value
Issued – 60,035,579 and 60,035,579 shares with no par value
Outstanding – 59,518,498 and 59,518,498 shares		84,254	84,254
Less cost of 517,081 and 517,081 shares of common treasury stock		(8,683)	(8,683)
Additional paid-in capital		67,097	63,544
Retained earnings		46,459	39,409
Accumulated other comprehensive income/(loss)		(20,337)	(19,628)
Total stockholders' equity		168,790	158,896
Total liabilities and stockholders' equity		$1,273,367	$1,273,022
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Stockholders' Equity of Orion Engineered Carbons S.A. (Unaudited)

(In thousands, except per share amount)	Common stock		Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total equity
	Number of common shares	Amount
As at January 1, 2018	59,320,214	$83,770	$(3,773)	$102,529	$(81,901)	$(5,320)	$95,305
Net income	—	—	—	—	26,754	—	26,754
Other comprehensive loss, net of tax	—	—	—	—	—	(2,486)	(2,486)
Distributions from additional paid-in capital - $0.20 per share	—	—	—	(11,864)	—	—	(11,864)
Share based compensation	—	—	—	3,100	—	—	3,100
As at March 31, 2018	59,320,214	$83,770	$(3,773)	$93,765	$(55,147)	$(7,806)	$110,809

As at January 1, 2019	59,518,498	$84,254	$(8,683)	$63,544	$39,409	$(19,628)	$158,896
Net income	—	—	—	—	18,954	—	18,954
Other comprehensive loss, net of tax	—	—	—	—	—	(709)	(709)
Dividends paid - $0.20 per share	—	—	—	—	(11,904)	—	(11,904)
Share based compensation	—	—	—	3,553	—	—	3,553
As at March 31, 2019	59,518,498	$84,254	$(8,683)	$67,097	$46,459	$(20,337)	$168,790
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows of Orion Engineered Carbons S.A. (Unaudited)

	Three Months Ended March 31,
	2019	2018
	(In thousands)
Cash flows from operating activities:
Net income	$18,954	$26,754
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment and amortization of intangible assets	24,095	24,790
Amortization of debt issuance costs	535	655
Share-based incentive compensation	3,553	3,100
Deferred tax (benefit)/provision	(2,913)	3
Foreign currency transactions	935	(2,862)
Other operating non-cash expenses	1,028	432
Changes in operating assets and liabilities
(Increase)/decrease in trade receivables	(12,623)	(47,848)
(Increase)/decrease in inventories	7,946	(11)
Increase/(decrease) in trade payables	3,868	11,958
Increase/(decrease) in provisions	(20,821)	(13,328)
Increase/(decrease) in tax liabilities	1,748	6,762
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	(134)	10,983
Net cash provided by operating activities	26,171	21,388
Cash flows from investing activities:
Cash paid for the acquisition of intangible assets and property, plant and equipment	(22,487)	(25,930)
Net cash used in investing activities	(22,487)	(25,930)
Cash flows from financing activities:
Repayments of long-term debt	(2,018)	(2,134)
Cash inflows related to current financial liabilities	37,082	5,073
Cash outflows related to current financial liabilities	(22,823)	—
Dividends paid to shareholders	(11,904)	(11,864)
Net cash provided by (used in) financing activities	337	(8,925)
Increase (decrease) in cash, cash equivalents and restricted cash	4,021	(13,467)
Cash, cash equivalents and restricted cash at the beginning of the period	61,604	75,213
Effect of exchange rate changes on cash	(200)	976
Cash, cash equivalents and restricted cash at the end of the period	65,425	62,722
Less restricted cash at the end of the period	4,504	3,008
Cash and cash equivalents at the end of the period	$60,921	$59,714
Cash paid for interest, net	$6,024	$5,908
Cash paid for income taxes	$8,764	$3,581
Supplemental disclosure of Non-cash activity
Liabilities under built-to-suit lease	$—	$7,165
Liabilities for leasing - current	$5,144	$—
Liabilities for leasing - non-current	$25,587	$21,492
The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements

Note A. Organization and Basis of Presentation
Organization and Description of the Business
Orion’s condensed consolidated financial information comprise Orion and its subsidiaries (the “Orion Group”, or the “Group” or the “Company”). The Company's fiscal year comprises the period from January 1 to December 31, 2019.
The Company is a leading global manufacturer of carbon black products and is incorporated in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at March 31, 2019, the Company operates 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and five sales companies. Another [ten] holding companies and one service company, as well as two former operating entities in Portugal and France (currently in dissolution), are consolidated in the Orion Group. Additionally, the Company operates a joint venture with one production facility in Germany.
The Company's global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the United States, Brazil, South Korea and Germany and China.
Recently Adopted Accounting Standards
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the amendments in ASU 2016-02, lessees are required to recognize (i) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term for all leases (with the exception of short-term leases) at the commencement date. This guidance is effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years. Early adoption is permitted. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842-): Targeted Improvements, to provide an additional (and optional) transition method with which to adopt ASU 2016-02. In July 2018, the FASB also issued ASU 2018-10, Codification Improvements to Topic 842, Leases, to clarify the codification more generally and/or to correct unintended application of guidance. More recently, in March 2019, the FASB issued ASU No. 2019-01, Leases (Topic 842): Codification Improvements, which was also issued to clarify the codification more generally and/or to correct unintended application of guidance. ASU 2019-01 clarifies transition disclosure requirements upon adoption of Topic 842.
We adopted ASUs 2016-02, 2018-11, 2018-10 and 2019-01 (“Lease ASUs”) as of January 1, 2019 using the optional transition method under ASU 2018-11 that allows for a cumulative-effect adjustment in the period of adoption without restating prior periods. Orion elected the practical expedients upon transition to retain the lease classification and initial direct costs for any leases that existed prior to adoption of the standard. As a result of adopting these Lease ASUs we recorded additional lease assets and liabilities of approximately $30 million and $31 million on our condensed consolidated balance sheet as of March 31, 2019. Additionally, upon adoption of ASU 2016-02 we de-recognized one asset previously recorded under build-to-suit accounting and its associated liability of $29 million. A right-of-use asset will be capitalized upon subsequent commencement of the lease.We refer to Note C. Leases for further information about adoption of Topic 842.
In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, that amends the hedge accounting recognition and presentation requirements under hedge accounting. The new standard will make more financial and non-financial hedging strategies eligible for hedge accounting, amends the presentation and disclosure requirements, and simplifies how companies assess effectiveness. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those years, and early adoption is permitted. In October 2018, the FASB issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes, to introduce an alternative reference rate in the United States because of concerns about the sustainability of LIBOR. The Company adopted ASUs 2017-12 and 2018-16 as of January 1, 2019. Adoption of the standard did not result in adjustments to amounts recognized in the financial statements. The Company continually monitors whether additional hedging strategies are available under the new standard.
In February 2018, the FASB issued ASU No. 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows for the elimination of the stranded income tax effects resulting from the enactment of the Tax Cuts and Jobs Act through a reclassification from accumulated other comprehensive income to retained earnings. The standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The

Company adopted ASU 2018-02 as of January 1, 2019. The adoption of this guidance had no impact on the Company's financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses. The new guidance requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The new standard is effective for fiscal years beginning after December 15, 2019, including all interim periods within those years, and early adoption is permitted for fiscal years beginning after December 15, 2018. The Company adopted ASU 2016-13 as of January 1, 2019. The adoption of this guidance and recognition of a loss allowance at an amount equal to lifetime expected credit losses for trade receivables was immaterial, did not result in a transition adjustment on retained earnings.
Recently Issued Accounting Pronouncements Not Yet Adopted
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, that modifies the disclosure requirements for fair value measurements made in accordance with Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The new guidance removes requirements to disclose the amount of and reason for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation processes for Level 3 fair value measurements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the potential impact the adoption of this standard will have on its financial statements.
In August 2018, the FASB issued ASU No 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans. The guidance changes the disclosure requirements for employers that sponsor defined benefit pension and/or other postretirement benefit plans. It eliminates requirements for certain disclosures that are no longer considered cost beneficial and requires new ones that the FASB considers pertinent. The guidance is effective for financial statements issued for fiscal years ending after December 15, 2020 for public business entities and fiscal years ending after December 15, 2021 for all other entities. Early adoption is permitted. Entities will apply the amendments retrospectively. The Company is currently evaluating the potential impact the adoption of this standard will have on its financial statements.
Basis of Presentation
The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. The accompanying unaudited condensed consolidated financial statements include all adjustments that are of a normal recurring nature and necessary for the fair presentation of our results for the interim periods presented. Results for interim periods are not necessarily indicative of results to be expected for the full year.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.
Revenue and Income Recognition
OEC recognizes revenue when or as it satisfies a performance obligation by transferring a good or a service to a customer. Revenue is only recognized when control is transferred to the customer. The amount of consideration we receive and revenue we recognize is based upon the terms stated in the sales contract, which may contain variable consideration such as discounts or rebates. We also give our customers a limited right to return product that has been damaged, does not satisfy their specifications, or other specific reasons. Payment terms on product sales to our customers typically range from 30 to 90 days.  Although certain exceptions exist where standard payment terms are exceeded, these instances are infrequent and do not exceed one year.
Revenue is recognized according to the five-step model proscribed in ASC 606. Under the first step, the entity has to identify the contract entered with a customer granting the right to receive goods or service in exchange for consideration. The second step requires the identification of distinct performance obligations within a contract. The transaction price of the arrangement is defined in Step 3 of ASC 606. In addition to the contractual fixed price the entity has to take variable considerations into account. If the entity identified more than one separate performance obligation under step 2, it has to account for this contract as a multiple element arrangement resulting in an allocation of revenues to the obligations identified. If these conditions are satisfied, revenue from the sale of goods is recognized when control have been transferred to the buyer, either at a point in time, or over time.
The Company derives substantial majority of revenues by selling carbon black to industrial customers for further processing. Revenue recognition and measurement is governed by the following principles. The amount of revenue, the transactions price, is contractually specified between the parties and is measured at the amount expected be received less value-added tax and any trade discounts and volume rebates granted. Discounts and volume rebates are accounted for as estimates of variable consideration and deducted from revenue.

With respect to the sale of goods, sales are recognized at the point in time control over the good transfers to the customer. The timing of the transfer of control varies depending on the individual terms of the sales agreement.
The Company's business is organized by its two carbon black product types. For corporate management purposes and all periods presented the Company had “Rubber” and “Specialty” as reportable operating segments. Rubber carbon black is used in the reinforcement of rubber in tires and mechanical rubber goods, Specialties are used as pigments and performance additives in coatings, polymers, printing and special applications.
Note B. Inventories
Inventories, net of obsolete, unmarketable and slow moving reserves is as follows:

	March 31, 2019	December 31, 2018
	(In thousands)
Raw materials, consumables and supplies, net	$71,876	$73,460
Work in process	231	1,246
Finished goods, net	101,435	108,923
Total	$173,542	$183,629
Orion periodically reviews inventories for both obsolescence and loss in value. In this review, Orion makes assumptions about the future demand for and the future market value of the inventory and, based on these assumptions, estimates the amount of obsolete, unmarketable or slow-moving inventory. The inventory reserve for obsolete, unmarketable and slow moving assets as of March 31, 2019 and December 31, 2018 amounted to $1,838k and $1,639k, respectively.
For the three months ended March 31, 2019 and 2018 $139k and $871k, respectively, were recognized as an expense for damaged and lost inventories.
As of March 31, 2019 and December 31, 2018, reserves to adjust inventories net realizable value in the amount of $2,238k and $2,422k, respectively, were recognized on raw materials, consumables and supplies and on finished goods.
Note C. Leases
Orion entered into a limited number of lease contracts as a lessee and is not acting as a lessor. On January 1, 2019, Orion adopted Topic 842 (Leases). Orion adopted ASUs 2016-02, 2018-11, 2018-10 and 2019-01 (“Lease ASUs”) using the optional transition method under ASU 2018-11 that allows for a cumulative-effect adjustment in the period of adoption without restating prior periods. Orion elected the optional practical expedient upon transition to retain the lease classification and initial direct costs for any leases that existed prior to adoption of the standard. We have not recorded an adjustment to retained earnings due to materiality. In addition, the adoption did not materially impact our consolidated net income and had no impact on our cash flows.
Orion’s vast majority of lease contracts are concerning operational items such as rail cars, company cars, offices, office equipment.
The recorded right-of-use assets as of March 31, 2019 amount to $30,452k, the corresponding minimum lease liabilities to $30,731k of which $5,144k are recorded within other current liabilities and $25,587k as other liabilities.
The weighted average minimum lease period is 3.3 years the undiscounted minimum lease payments are due in and reconcile to the discounted lease liabilities as follows:

March 31, 2019
(In thousands)
Next 12 months	$5,778
1 to 2 years	5,372
2 to 3 years	5,291
3 to 4 years	5,107
4 to 5 years	4,692
More than 5 years	8,780
Total undiscounted minimum lease payments	$35,020
Discount	(4,289)
Lease liability (current and non-current)	$30,731
The weighted average discount rate applied to the lease liabilities is 4.04%.

Note D. Debt and Other Obligations
Debt and other obligations consist of the following:

	March 31, 2019	December 31, 2018
	(In thousands)
Current
Term loan	$8,063	$8,149
Deferred debt issuance costs - term loan(1)	(1,436)	(1,472)
Other short-term debt and obligations	47,938	34,343
Current portion of long term debt and other financial liabilities	54,565	41,020
Non-current
Term loan	641,076	650,014
Deferred debt issuance costs - term loan(1)	(5,812)	(6,266)
Other long-term debt and obligations	—	—
Long-term debt, net	635,264	643,748
Total	$689,829	$684,768

(1)	According to ASU 2015-03, adopted on January 1, 2016, the Company presents debt issuance costs related to a recognized liability as a direct deduction from the carrying amount of that liability.
(a)    Term loan
On May 8, 2018 Orion signed an amendment to the credit agreement to reprice its EUR- and USD-denominated outstanding term loans. The repricing on the US dollar tranche reflects a 50 basis point reduction on margin from 2.50% to 2.00%, whereas on the euro tranche there is a 25 basis point reduction on margin from 2.50% to 2.25%. Other provisions of the credit agreement remained unchanged and maturity remains at July 25, 2024. In conjunction with the amendment of the credit agreement, on May 11, 2018, Orion entered into a $235.0 million cross currency swap to virtually convert its US dollar liabilities into EUR as part of a new hedging approach. This swap transaction impacts both principal and interest payments associated with debt service and will result in a further annual interest payments savings of approximately $4.7 million over and above the interest savings achieved by the amendment itself. The swap became effective on May 15, 2018 and will expire on July 25, 2024, in line with maturity of the term loan.
Transaction costs incurred directly in connection with the incurrence of the Euro and U.S. Dollar denominated term loans, thereby reducing their carrying amount, are amortized as finance costs over the term of the loans. Transaction costs incurred in connection with the modifications of the term loan in 2016, 2017 and 2018 were directly expensed as incurred as the modified terms were not substantially different. For the three months ended March 31, 2019, an amount of $341k equivalent related to capitalized transaction costs was amortized and recognized as finance costs in this regard (prior year: $495k equivalent).
A portion of the USD-denominated term loan was designated as a hedge of the net investment in a foreign operation to reduce the Company's foreign currency exposure. Since January 1, 2015 the Company had designated $180 million of the total USD-denominated term loan held by a Germany based subsidiary as the hedging instrument to hedge the change in net assets of a US subsidiary, which is held by a Germany based subsidiary, to manage foreign currency risk. Due to the new hedging approach and the new cross currency swap as described above, hedge accounting for the net investment hedge was discontinued on May 15, 2018. An unrealized loss of $2.2 million remains within other comprehensive income until it is recycled through profit and loss upon divestment of the hedged item.
The carrying value as at March 31, 2019 includes the nominal amount of the Term Loans plus accrued unpaid interest less deferred debt issuance costs of $7,248k (December 31, 2018: $7,738k).
(b)    Revolving credit facility (“RCF”)
During the three months ended March 31, 2019, transaction costs of $187k were amortized (prior year: $203k). Unamortized transaction costs that were incurred in conjunction with the RCF in July 2014 and the Amendment on May 30, 2017, amount to $2,164k as at March 31, 2019 and $2,394k as at December 31, 2018. We further refer to Note O. Subsequent Events.
(c)    Local bank loans and other short term borrowings
In March 2019, OEC GmbH in Germany has drawn a local ancillary facility from Deutsche Bank in an amount of $20,071k and a local ancillary facility with Unicredit in an amount of $3,031k. In addition OEC GmbH entered into a short term swap of certain emission rights in an amount of $24,717k. We further refer to Note O. Subsequent Events with respect to the repayment of the three facilities.
Note G. Stock-Based Compensation

On July 25, 2015, the Company established the Long-Term Incentive Plan (“LTIP”) providing for the grant of performance share units (“PSUs”) to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). PSU awards are earned based on achievement against one or more performance metrics established by the Compensation Committee in respect of a specified performance period. Earned PSUs range from zero to a specified maximum percentage of a participant’s target award based on the performance of applicable performance metrics, and are also subject to vesting terms based on continued employment. The first performance period was settled at the beginning of the second quarter of 2018, with PSUs earned based on achievement of EBITDA metrics established by the Compensation Committee and total shareholder return relative to a peer group. The first vesting period ended March 31, 2018 (the “2015 Plan”) and earned and vested PSUs settled in one common share of the Company per vested PSU - issued to participants on April 30, 2018, except for certain PSUs settled in cash at fair market value to cover wage taxes or as substitute for share transfer restrictions. On August 2, 2016, the Compensation Committee established a consecutive LTIP (the “2016 Plan”) having consistent terms with those of the 2015 Plan. On July 31, 2017, the Compensation Committee established a consecutive LTIP (the “2017 Plan”). On July 12, 2018, the Compensation Committee established a consecutive LTIP (the “2018 Plan’). All PSUs are granted under, and are subject to the terms and conditions of, the Company’s 2014 Omnibus Incentive Compensation Plan.
The following table summarizes the activity of our PSU's for the three months ended March 31, 2019:

Period Granted	Performance Period	PSUs Outstanding at December 31, 2018	PSUs Granted	PSUs Vested	PSUs Forfeited	PSUs Outstanding at March 31, 2019	Weighted Average Grant Date Fair Value
2016	2016 - 2019	677,607	—	—	—	677,607	$17.21
2017	2017 - 2020	467,349	—	—	—	467,349	$24.89
2018	2018 - 2021	450,034	—	—	—	450,034	$39.24
Total		1,594,990	—	—	—	1,594,990

We recognized $3,553k and $3,100k of total stock-based compensation expense related to outstanding PSUs for the three months ended March 31, 2019 and 2018, respectively. At March 31, 2019, we had unrecognized compensation cost of $13.45 million, based on the target amount, related to unvested PSUs, which is expected to be recognized over a weighted average period of 1.7 years.
The closing price of the Company's shares and therefore the intrinsic value of one PSU outstanding was $18.99 as of March 31, 2019 compared to $27.10 as of March 31, 2018. Total intrinsic value amounted to $30.3 million and $43.4 million as of March 31, 2019 and 2018, respectively.

Note E. Financial Instruments and Fair Value Measurement
Orion's financial instruments consist primarily of cash and cash equivalents, trade receivables, loans, miscellaneous financial assets, term loan, local bank loans, trade payables and derivative instruments. The carrying values of Orion's financial instruments approximate fair value with the exception of variable rate long-term debt, which is recorded at amortized cost. The Company measures financial instruments, such as derivatives, at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the following fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted market prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2 — Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). For example, quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs.
Level 3 — Unobservable inputs for the asset or liability.
For financial assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

The following table shows the fair value measurement at March 31, 2019 and December 31, 2018. All measurements are based on observable inputs such as interest rates and are classified as Level 2 within the fair value hierarchy:

		March 31, 2019	December 31, 2018
	Fair Value Hierarchy	(In thousands)
Receivables from hedges/ derivatives	Level 2	$10,504	$9,949
Other current financial assets	Level 2	10,468	9,777
Other financial assets (non-current)	Level 2	36	172

Liabilities from derivatives	Level 2	$8,056	$7,032
Other current liabilities	Level 2	423	2,302
Other liabilities (non-current)	Level 2	7,633	4,730

Term loan	Level 2	$649,139	$658,163
Local bank loans	Level 2	$23,102	$28,618
Note F. Employee Benefit Plans
Provisions for pensions are established to cover benefit plans for retirement, disability and surviving dependents’ pensions. The benefit obligations vary depending on the legal, tax and economic circumstances in the various countries in which the Group companies operate. Generally, the level of benefit depends on the length of service and the remuneration.
Net periodic defined benefit pension benefit costs include the:

	Three months ended March 31,
	2019	2018
	Pension Benefits
	Non-U.S.	Non-U.S.
	(In thousands)
Service cost	$311	$415
Interest cost	432	480
Net periodic cost	$743	$895
Service cost were recorded within income from operations under Selling, general and administrative expenses, interest cost in Interest and other financial expense, net. There are also defined contribution pension plans in Germany and the United States for which our Group companies make regular contributions to off-balance sheet pension funds managed by third party insurance companies.
In South Korea, the Company’s pension plan provides, at the option of employees for either projected benefit or defined contribution benefits.  Plan assets relating to this plan reduce the pension provision disclosed.
Note H. Restructuring Expenses
Details of all restructuring activities and the related reserves for the three months ended March 31, 2019 were as follows:

(In thousands)	Personnel expenses	Demolition and Removal costs	Ground remediation costs	Other	Total
Provision at January 1, 2019	$2,334	$2,541	$2,939	$844	$8,658
Charges	61	9	19	—	89
Cash paid	(103)	(1,234)	(19)	(4)	(1,361)
Foreign currency translation adjustment	(44)	(35)	(22)	(8)	(108)
Provision at March 31, 2019	$2,248	$1,281	$2,917	$832	$7,278
Orion's reserves for restructuring are reflected in accrued liabilities on the Condensed Consolidated Balance Sheets.
The restructuring activity relate to the Company's effort to restructure its Rubber segment. As a first step the Company's German operating subsidiary terminated with effect as of December 31, 2016, the Contract Manufacturing Agreement then in place between the Company's German operating subsidiary and the Company's French subsidiary, Orion Engineered Carbons SAS ("OEC SAS"), which has a plant in Ambès with a maximum capacity of mostly standard rubber grades of 50 kmt per year. Consequently, the management of OEC SAS concluded consultations with the local works council at this facility to implement a restructuring and down staffing with a cessation of production at the site by the end of 2016.
The restructuring of the South Korean footprint concluded in the second quarter of 2018 resulting in cessation of production at the Bupyeong plant and the sale of the land to a third party.
For the three months ended March 31, 2019 and 2018 restructuring expenses, net amounted to $89k and $1,266k.
Note I. Accumulated Other Comprehensive Income (Loss)
Changes in each component of AOCI, net of tax, are as follows for the three months ended March 31, 2019 and 2018:

	Currency Translation Adjustments	Hedging Activities Adjustments	Pension and Other Postretirement Benefit Liability Adjustments	Total
	(In thousands)
Balance January 1, 2019	$(10,650)	$(6,147)	$(2,831)	$(19,628)
Other comprehensive income (loss) before reclassifications	1,532	(3,767)	—	(2,235)
Income tax effects before reclassifications	(69)	1,462	—	1,393
Amounts reclassified from AOCI	—	—	—	—
Income tax effects on reclassifications	—	—	—	—
Currency translation AOCI	—	80	53	133
Balance March 31, 2019	$(9,187)	$(8,372)	$(2,778)	$(20,337)

	Currency Translation Adjustments	Hedging Activities Adjustments	Pension and Other Postretirement Benefit Liability Adjustments	Total
	(In thousands)
Balance January 1, 2018	$(554)	$(1,801)	$(2,965)	$(5,320)
Other comprehensive income (loss) before reclassifications	(6,045)	5,492	—	(553)
Income tax effects before reclassifications	10	(1,813)	—	(1,803)
Amounts reclassified from AOCI	—	—	—	—
Income tax effects on reclassifications	—	—	—	—
Currency translation AOCI	—	518	(648)	(130)
Balance March 31, 2018	$(6,589)	$2,396	$(3,613)	$(7,806)
For the three months ended March 31, 2019 and 2018 no amounts were reclassified out of AOCI and into the Condensed Consolidated Statement of Operations.

Note J. Earnings Per Share
The following table reflects the income and share data used in the basic and diluted EPS computations for the periods presented below:

	Three months ended March 31,
	2019	2018
Net income for the period- attributable to ordinary equity holders of the parent (in USD k)	$18,954	$26,754
Weighted average number of ordinary shares (in thousands of shares)	59,518	59,320
Basic EPS	$0.32	$0.45
Dilutive effect of share based payments (in thousands of shares)	1,595	1,606
Weighted average number of diluted ordinary shares (in thousands of shares)	61,113	60,926
Diluted EPS	$0.31	$0.44
For the first quarter of 2019 and 2018 the weighted average number of shares equals the outstanding number of shares. The dilutive effect of the share-based payment transaction is the weighted number of shares considering the grant date, forfeitures and executions during the respective fiscal years. The effect is determined by using the treasury stock method.
Note K. Income Taxes
The Company records its tax provision or benefit on an interim basis using an estimated annual effective tax rate. This rate is applied to the current period ordinary income to determine the income tax provision or benefit allocated to the interim period. Losses from jurisdictions for which no benefit can be recognized and the income tax effects of unusual and infrequent items are excluded from the estimated annual effective tax rate and are recognized in the impacted interim period as discrete items. Valuation allowances are provided against the future tax benefits that arise from the losses in jurisdictions for which no benefit can be recognized. The estimated annual effective tax rate may be significantly impacted by nondeductible expenses and the Company’s projected earnings mix by tax jurisdiction. Adjustments to the estimated annual effective income tax rate are recognized in the period when such estimates are revised.
The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards. Income tax receivables decreased from $24,342k at December 31, 2018 to $22,228k at March 31, 2019 due to tax refunds received from tax authorities. Income taxes payable decreased from $28,086k at December 31, 2018 to $27,940k at March 31, 2019 due to the tax calculation for the period.
Income tax expense in the three months ended March 31, 2019 amounted to $9,439k compared to $10,346k in the three months ended March 31, 2018, reflecting profit in these periods.
For the three months ended March 31, 2019, the impact of discrete tax items included a net discrete tax expense of $935k and is primarily due to various provision adjustments related to tax return filings. Therefore the [effective] tax rate of 33.4% for the three months ended March 31, 2019 deviated from the estimated annual tax rate of 30.1% for 2019.
Income Tax Uncertainties
As of March 31, 2019, the total amount of uncertain tax positions included in our condensed consolidated balance sheet was $14,096k. In addition, accruals in a total amount of $3,495k have been recorded for penalties and interest.
Orion and certain subsidiaries are under audit in a number of jurisdictions. It cannot be excluded that a further change in the unrecognized tax benefits may occur within the next twelve months related to the settlement of one or more of these audits or the lapse of applicable statutes of limitations; however, an estimated range of the impact on the unrecognized tax benefits cannot be quantified at this time.

Note L. Commitments and Contingencies
Environmental Matters
EPA Action
During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act. The EPA used that information to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. EPA subsequently sent notices under Section 113(a) of the Clean Air Act in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act at the Company’s Belpre (Ohio) facility. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of the Company’s Ivanhoe (Louisiana) facility, and in January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. A comparable NOV for the Company’s U.S. facility in Orange (Texas) was issued by the EPA in February 2013; and EPA issued an additional NOV in March 2016 alleging more recent non-PSD air emissions violations primarily at the dryers and the incinerator of the Orange facility.
In 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs received, which ultimately led to a consent decree executed between Orion Engineered Carbons LLC (for purpose of this Note L. “Orion”) and the United States (on behalf of the EPA), as well as the Louisiana Department of Environmental Quality. The consent decree (the “EPA CD”) became effective on June 7, 2018. The consent decree resolves and settles the EPA’s claims of noncompliance set forth in the NOVs and in a respective complaint filed in court against Orion by the United States immediately prior to the filing of the consent decree.
All five U.S. carbon black producers have settled with the U.S. government. Orion was one of the two last carbon black companies to sign a consent decree.
Under Orion’s EPA CD, Orion will install certain pollution control technology in order to further reduce SO2, NOx and particulate matter (“PM”) emissions at its four U.S. manufacturing facilities in Ivanhoe (Louisiana), Belpre (Ohio), Borger (Texas), and Orange (Texas) over approximately six years. The EPA CD also requires the continuous monitoring of emissions reductions that Orion will need to comply with over a number of years. Orion has commenced the installation works for its Ivanhoe facility, and expects to complete the installation in this facility over the next two years. Under the EPA CD, Orion can choose either its Belpre or Borger facilities as the next site for installation of pollution control equipment with comparable effectiveness. We expect the capital expenditures for installation of pollution control equipment in the remaining Orion facilities to decrease due to economies of scale and synergies from prior installations. We also expect that the third and fourth plants will require significantly less costly pollution control equipment given the requirements of the EPA CD. We estimate the installations of monitoring and pollution control equipment at all four Orion plants in the U.S. will require capital expenditures of up to $190 million. However, the actual total capital expenditures we might need to incur in order to fulfill the requirements of the EPA CD remain uncertain. The EPA CD allows some flexibility for Orion to choose among different technology solutions for reducing emissions and the locations where these solutions are implemented. The solutions Orion ultimately chooses to implement may differ in scope and operation from those it currently anticipates (including those discussed in the next paragraph) and factors, such as timing, locations, target levels, changing cost estimates and local regulations, could cause actual capital expenditures to significantly exceed current expectations or affect Orion’s ability to meet the agreed target emission levels or target dates for installing required equipment as anticipated or at all. Orion also agreed to and paid a civil penalty of $800,000 and agreed to perform environmental mitigation projects totaling $550,000. Noncompliance with applicable emissions limits could lead to further penalty payments to the EPA.
As part of Orion’s compliance plan under the EPA CD, in April 2018 Orion signed a contract with Haldor Topsoe group to install its SNOXTM emissions control technology to remove SO2, NOx and dust particles from tail gases at Orion’s Ivanhoe, Louisiana Carbon Black production plant. The SNOXTM technology has not been used previously in the carbon black industry.
Orion’s Share Purchase Agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities - as discussed above - relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperation requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it has already incurred and will incur in this EPA enforcement initiative and the EPA CD likely will exceed the scope of the indemnity in the tens of millions of US dollars. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity. While the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs or expenditures incurred under the indemnity as it expects or at all.
Pledges and guarantees
The pledge serves as collateral for claims arising under the finance documents, including the credit agreement dated July 25, 2014 as amended from time to time. The current principal amounts of the outstanding term loans under the Credit Agreement are $284.0 million (U.S. Dollar Term Loan), and $365.2 million (Euro Term Loan).
As at March 31, 2019 Orion Engineered Carbons GmbH has four guarantees issued by Euler Hermes S.A. with a total volume of $14,937k (at prior year end four guarantees by Euler Hermes S.A. of $15,222k); one guarantee insurance issued by Deutsche Bank AG with a volume of $2,247k (at prior year end one guarantee issued by HSBC AG with a volume of $2,900k). In addition, there is one cash collateral provided by Norcarb Engineered Carbons AB of $32k (at prior year end one cash collateral of $33k). None of these guarantees reduce the possible utilization limit of the current RCF.
Note M. Financial Information by Segment
Segment information
The Company's business is organized by its two carbon black product types. For corporate management purposes and all periods presented the Company had “Rubber” and “Specialty” as reportable operating segments. Rubber carbon black is used in the reinforcement of rubber in tires and mechanical rubber goods, Specialties are used as pigments and performance additives in coatings, polymers, printing and special applications.
The following table shows the relative size of the revenue recognized in each of the Company’s reportable segment:

	Three months ended March 31,
	2019	2018
Rubber	66%	65%
Specialty	34%	35%
The senior management team, which is composed of the CEO, CFO and certain other senior management members is the chief operating decision maker (“CODM”). The senior management team monitors the operating segments’ results separately in order to facilitate decisions regarding the allocation of resources and determine the segments’ performance. Orion uses Adjusted EBITDA as the segments' performance measure. The CODM does not review reportable segment asset or liability information for purposes of assessing performance or allocating resources.
Adjustment items are not allocated to the individual segments as they are managed on a group basis.

Segment reconciliation as of and for the three months ended March 31, 2019 and 2018:

	Rubber	Specialties	Corporate and other	Total
	(In thousands)
2019
Revenues from external customers	$253,128	$131,586	$—	$384,714
Adjusted EBITDA	$35,165	$29,402	$—	$64,567
Corporate Charges	—	—	(5,636)	(5,636)
Depreciation and amortization of intangible assets and property, plant and equipment	(13,765)	(10,330)	—	(24,095)
Excluding equity in earnings of affiliated companies	(137)	—	—	(137)
Income from operations before income taxes and finance costs	21,263	19,072	(5,636)	34,699
Interest and other financial expense, net	—	—	(6,443)	(6,443)
Income tax expense	—	—	(9,439)	(9,439)
Equity in earnings of affiliated companies, net of tax	137	—	—	137
Net income				$18,954
2018
Revenues from external customers	$265,028	$141,671	$—	$406,699
Adjusted EBITDA	$35,656	$40,336	$—	$75,992
Corporate Charges	—	—	(5,720)	(5,720)
Depreciation and amortization of intangible assets and property, plant and equipment	(14,904)	(9,886)	—	(24,790)
Excluding equity in earnings of affiliated companies	(149)	—	—	(149)
Income from operations before income taxes and finance costs	20,603	30,450	(5,720)	45,333
Interest and other financial expense, net	—	—	(8,382)	(8,382)
Income tax expense	—	—	(10,346)	(10,346)
Equity in earnings of affiliated companies, net of tax	149	—	—	149
Net income				$26,754
Note N. Related Parties
As of March 31, 2019 related parties include one associate of Orion that is accounted for using the equity method, namely "Deutsche Gaßrußwerke" (DGW) and one principal owner of more than 10%.
Related parties include key management personnel having authority and responsibility for planning, directing and monitoring the activities of the Company directly or indirectly and their close family members.
In the normal course of business Orion from time to time receives services from, or sells products to, related unconsolidated parties, in transactions that are either not material or approved in accordance with our Related Party Transaction Approval Policy.

	March 31, 2019	December 31, 2018
	(In thousands)
Trade receivables from DGW KG	$522	$651
Trade payables to DGW KG	$17,871	$18,615

	Three Months Ended March 31,
	2019	2018
	(In thousands)
Purchased carbon black products from DGW KG	$22,765	$23,651
Sales and services provided to DGW KG	$663	$707

Note O. Subsequent Events
On April 2, 2019, the Company entered into the 8th amendment (the “Amendment”) to the Credit Agreement (the “Credit Agreement”) originally dated as of July 25, 2014, among the Company and certain of its subsidiaries, as Borrowers or Guarantors, the Lenders from time to time party thereto and Goldman Sachs Bank US, as administrative agent for the Lenders. The Amendment relates to the revolving credit facility (RCF) provided by the Credit Agreement.
The Amendment:
(i) extends the maturity date for the revolving credit facility by three years to April 25, 2024,
(ii) increases the aggregate amount of revolving credit commitments by EUR 75 million to EUR 250 million, and
(iii) reduces significantly revolving credit interest expenses due to a new pricing grid (still based upon leverage ratio); initial margin of 190 basis points at leverage ratio ≤ 2.25x and > 1.75x (formerly 250 basis points at leverage ratio < 2.30x); commitment fee still at 35% of applicable margin.
All other terms of the Credit Agreement remain substantially unchanged. The Amendment became effective on April 10, 2019.
The two ancillary facilities and the emission right swap referred to in Note D. Debt and Other Obligations (c) Local bank loans and other short term borrowings’ were repaid in April 2019 in full.
The Company´s authorized share capital was renewed in the amount of five million shares at the shareholders meeting which took place on April 16, 2019.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis is intended to assist the reader in the understanding and assessment of significant changes and trends and summarizes the significant factors affecting our results of operations and financial position of the Company together with its subsidiaries. This discussion and analysis should be read in conjunction with the condensed consolidated financial statements and accompanying financial notes in Item 1 of PART I of this Quarterly Report on Form 6-K and in conjunction with information included under Item 18. Financial Statements in the form 20-F for the financial year ended December 31, 2018 previously filed with the SEC on March 8, 2019. We prepare our financial statements in accordance with accounting principles generally accepted in the United States and in US Dollars.
Overview
For the three months ended March 31, 2019 and 2018 we generated revenue of $384.7 million and $406.7 million, respectively, on a volume of 262.8 kmt and 286.1 kmt, respectively, a net income of $19.0 million and $26.8 million, respectively, and Adjusted EBITDA (1) of $64.6 million and $76.0 million, respectively.

	Specialty Carbon Black		Rubber Carbon Black
	Three months ended March 31,
	2019	2018	2019	2018
	(In thousands, unless otherwise indicated)
Adjusted EBITDA (1)	$29,402	$40,336	$35,165	$35,656
Segment Adjusted EBITDA Margin (2)	22.3%	28.5%	13.9%	13.5%
% of total revenue	34.2%	34.8%	65.8%	65.2%
% of total Adjusted EBITDA	45.5%	53.1%	54.5%	46.9%
% of total volume (in kmt)	24.3%	24.1%	75.7%	75.9%

(1)
Defined as income from operations (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Company strategy, share of profit or loss of joint venture and certain other items.

(2)	Defined as Adjusted EBITDA for the relevant segment divided by the revenue for that segment.
Reconciliation of Non-GAAP Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA presented in this Management Discussion and Analysis have not been prepared in accordance with US-GAAP or the accounting standards of any other jurisdiction. Other companies may use similar non-GAAP financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated net income for the period, income from operations (EBIT), gross profit and other GAAP measures as indicators of our results of operations in accordance with US-GAAP.

We also use Segment Adjusted EBITDA Margin, which we define as Adjusted EBITDA for the relevant segment divided by the revenue for that segment. Adjusted EBITDA for our segments and Segment Adjusted EBITDA Margin are financial measures permitted under US-GAAP.
Contribution margin and contribution margin per metric ton (non-GAAP financial measures)
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful because we see this measure as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.

The following table reconciles Contribution Margin and Contribution Margin per Metric Ton to revenue:

	Three months ended March 31,
	2019	2018
	unaudited (In millions, unless otherwise indicated)
Revenue(1)	$384.7	$406.7
Variable costs(2)	(248.4)	(256.5)
Contribution margin	$136.3	$150.2
Volume (in kmt)	262.8	286.1
Contribution margin per metric ton	$518.7	$524.8

(1)	Separate line item in the GAAP financial statements.

(2)	Includes costs such as raw materials, packaging, utilities and distribution.
Adjusted EBITDA (non-GAAP financial measure)
We define Adjusted EBITDA as income from operations (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Company strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our Credit Agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of items that have less bearing on the performance of our underlying core business.
Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other GAAP-based financial performance measures, such as revenue, consolidated net income for the period or income from operations (EBIT). The following table presents a reconciliation of Adjusted EBITDA to consolidated net income for each of the periods indicated:

	Three months ended March 31,
	2019	2018
	(in millions)
Net income	$19.0	$26.8
Add back income tax expense	9.4	10.3
Add back equity in earnings of affiliated companies, net of tax	(0.1)	(0.1)
Income from operations before income taxes and equity in earnings of affiliated companies	28.3	37.0
Add back interest and other financial expense, net	6.4	8.4
Income from operations (EBIT)	34.7	45.3
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	24.1	24.8
EBITDA	58.8	70.1
Equity in earnings of affiliated companies, net of tax	0.1	0.1
Restructuring expenses (1)	0.1	1.3
Consulting fees related to Company strategy (2)	1.2	0.9
Long term incentive plan	3.6	3.1
Other adjustments (3)	0.8	0.5
Adjusted EBITDA	$64.6	$76.0
Thereof Adjusted EBITDA Specialty Carbon Black	$29.4	$40.3
Thereof Adjusted EBITDA Rubber Carbon Black	$35.2	$35.7

(1)	Restructuring expenses for the period ended March 31, 2019 and 2018, respectively, are related to our strategic realignment of our worldwide Rubber footprint.

(2)
Consulting fees related to the Orion strategy include external consulting for establishing and executing Company strategies relating to Rubber footprint realignment, conversion to US dollar and US GAAP, as well as costs relating to our assessment of feasibility for inclusion in certain US indices.

(3)
Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the period ended March 31, 2019 and 2018, respectively, primarily relate to costs to meet the EPA requirements.

A.	Operating Results
2019 Compared to 2018
The table below presents our condensed consolidated financial statements for the periods indicated.

Statement of operations data	Three months ended March 31,
	2019	2018
	(In millions)
Net sales	$384.7	$406.7
Cost of sales	286.7	294.3
Gross profit	98.0	112.4
Selling, general and administrative expenses	55.6	58.9
Research and development costs	5.1	5.1
Other expenses, net	2.5	1.8
Restructuring expenses	0.1	1.3
Income from operations	34.7	45.3
Interest and other financial expense, net	6.4	8.4
Income from operations before income taxes and equity in earnings of affiliated companies	28.3	37.0
Income tax expense	9.4	10.3
Equity in earnings of affiliated companies, net of tax	0.1	0.1
Net income	$19.0	$26.8
Net sales
Revenue decreased overall by $22.0 million, or 5.4%, from $406.7 million ($141.7 million in our Specialty Carbon Black segment and $265.0 million in our Rubber Carbon Black segment) for the three months ended March 31, 2018 to $384.7 million ($131.6 million in our Specialty Carbon Black segment and $253.1 million in our Rubber Carbon Black segment) for the three months ended March 31, 2019.
Revenue decreased primarily as a result of the volume decrease and foreign exchange translation effects, which were partially offset by price increase particularly in the Rubber segment and the pass through of higher feedstock costs.
Volume decreased by 23.3 kmt, or 8.2%, from 286.1 kmt (69.1 kmt in our Specialty Carbon Black segment and 217.0 kmt in our Rubber Carbon Black segment) for the three months ended March 31, 2018 to 262.8 kmt (64.0 kmt in our Specialty Carbon Black segment and 198.8 kmt in our Rubber Carbon Black segment) for the three months ended March 31, 2019. This Adjusted for the plant consolidation in South Korea volumes decreased by 4.0% versus prior year, reflecting weaker demand in both segments largely due to a slowdown in demand in China and some rubber grades in Europe. Weakened demand especially in the early part of the quarter, resulted in significant destocking of customer inventories in China as well as other regions especially of higher valued grades. The decrease in volume contributed a decrease of revenue of 8.1%, or $32.7 million. Volume in our Specialty Carbon Black segment contributed a decrease in revenue of 7.4%, or $10.5 million, while decreased volumes in our Rubber Carbon Black segment decreased revenue by 8.4%, or $20.2 million for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The volume related decrease of revenue was offset mainly by positive impacts on revenue for the three months ended March 31, 2019 compared to the three months ended March 31, 2018 resulting from oil price changes of 3.7%, or $15.0 million.
Cost of sales and gross profit
Cost of sales decreased by $7.6 million, or 2.6%, from $294.3 million ($87.7 million in our Specialty Carbon Black segment and $206.6 million in our Rubber Carbon Black segment) for the three months ended March 31, 2018 to $286.7 million ($90.2 million in our Specialty Carbon Black segment and $196.6 million in our Rubber Carbon Black segment) for the three months ended March 31, 2019. The 8.2% decrease in volume in for the three months ended March 31, 2019 compared to the three months ended March 31, 2018 resulted in a decrease of cost of sales of 8.1%, or $20.9 million (7.4%, or $5.1 million, decrease in our Specialty Carbon Black segment and 8.4%, or $15.7 million, decrease in our Rubber Carbon Black segment) in for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This volume-related decrease of cost of sales as well as a decrease due to efficiency gains, decreases associated with non-formula customers' feedstock costs and decreased cost of sales due to product mix changes was mainly offset by higher oil prices of 5.3% and unfavorable differentials.

Gross profit decreased by $14.4 million, or 12.8%, from $112.4 million ($54.0 million in our Specialty Carbon Black segment and $58.4 million in our Rubber Carbon Black segment) for the three months ended March 31, 2018 to $98.0 million ($41.4 million in our Specialty Carbon Black segment and $56.6 million in our Rubber Carbon Black segment) for the three months ended March 31, 2019 for reasons described above.
Selling, general and administrative expenses
Selling, general and administrative expenses decreased by $3.3 million, or 5.7%, from $58.9 million for the three months ended March 31, 2018 to $55.6 million for the three months ended March 31, 2019, partially due to a decrease in volume from 286.1 kmt for the three months ended March 31, 2018 to 262.8 kmt for the three months ended March 31, 2019 and in part as a result of foreign exchange impacts and consulting fees among other smaller items.
Research and development costs
R&D expenses remained stable at $5.1 million for the three months ended March 31, 2019 compared to three months ended March 31, 2018.
Other expenses, net
Other expenses, net which comprises other operating income and other operating expenses amounted to $2.5 million for the three months ended March 31, 2019 and $1.8 million for the three months ended March 31, 2018.
Restructuring expenses, net
No material restructuring expenses were incurred in three months ended March 31, 2019. Restructuring expenses were associated to the Rubber footprint restructuring expenses of $1.3 million for the three months ended March 31, 2018.
Income from operations
Income from operations decreased by $10.6 million, or 23.5%, from $45.3 million for the three months ended March 31, 2018 to $34.7 million for the three months ended March 31, 2019 mainly as a result of decreased gross profit somewhat offset by reduced selling, general and administrative expenses.
Interest and other financial expense, net
Interest and other financial expense, net comprises interest and other financial income and interest and other financial expenses. Interest and other financial expense, net amounted to $6.4 million for the three months ended March 31, 2019 compared to $8.4 million for the three months ended March 31, 2018 reflecting in particular the impact from the reduced expenses following our renegotiated reduction of interest rates in May 2018. Interest and other financial income included foreign exchange rate gains of $13.8 million and Interest and other financial expenses included foreign exchange rate losses of $12.4 million for the three months ended March 31, 2019.
Income from operations before income taxes and equity in earnings of affiliated companies
Income from operations before income taxes and equity in earnings of affiliated companies decreased by $8.7 million, or 23.5%, from $37.0 million for the three months ended March 31, 2018 to $28.3 million for the three months ended March 31, 2019, mainly driven by the impacts described above.
Income tax expense
Income taxes amounted to $9.4 million for the three months ended March 31, 2019 compared to $10.3 million for the three months ended March 31, 2018 as a result of decreased income before taxes.
The estimated annual effective tax rate of 30.1% for the three months ended March 31, 2019 deviated from the effective tax rate of 33.4% for the three months ended March 31, 2019. For details regarding this deviation see Note K. Income Taxes to the audited consolidated financial statements.
For the three months ended March 31, 2018, there is no deviation which needs to be explained between the effective tax rate of 28.0% and the estimated annual effective tax rate of 28.0%.
Equity in earnings of affiliated companies, net of tax
Equity in earnings of affiliated companies represents the equity income from our German JV, which was comparable for the three months ended three months ended March 31, 2019 and 2018.
Net income
Our net income for the three months ended March 31, 2019 amounted to $19.0 million, a decrease of $7.8 million, reflecting all the factors described above.
Contribution margin and contribution margin per metric ton (non-GAAP financial measures)
Contribution Margin decreased by $13.9 million, or 9.2%, from $150.2 million for the three months ended March 31, 2018 to $136.3 million for the three months ended March 31, 2019, reflecting the decrease in volumes, foreign exchange rate translation effects, negative feedstock differentials and mix significantly offset by base price increases mainly in Rubber.Contribution Margin per Metric Ton decreased by 1.2%, from $524.8 per Metric Ton for the three months ended March 31, 2018 to $518.7 per Metric Ton for the three months ended March 31, 2019.
Adjusted EBITDA (non-GAAP financial measure)
Adjusted EBITDA decreased by $11.4 million, or 15.0%, from $76.0 million in 2018 to $64.6 million in 2019.
Segment Discussion
Our business operations are divided into two operating segments: the Specialty Carbon Black segment and the Rubber Carbon Black segment.
The table below presents our segment results for the three months ended March 31, 2019 and 2018 and are, with the exception of volumes, derived from our unaudited condensed consolidated financial statements.

	Three months ended March 31,
	2019	2018
	(In millions, unless otherwise indicated)
Specialty Carbon Black
Revenue	$131.6	$141.7
Cost of sales	90.2	87.7
Gross profit	$41.4	$54.0
Volume (kmt)	64.0	69.1
Adjusted EBITDA	$29.4	$40.3
Adjusted EBITDA Margin (%)(1)	22.3	28.5

Rubber Carbon Black
Revenue	$253.1	$265.0
Cost of sales	196.6	206.6
Gross profit	$56.6	$58.4
Volume (kmt)	198.8	217.0
Adjusted EBITDA	$35.2	$35.7
Adjusted EBITDA Margin (%)(1)	13.9	13.5

(1)	Defined as Adjusted EBITDA divided by revenue.
Specialty Carbon Black
2019 Compared to 2018
Revenue of the Specialty Carbon Black segment decreased by $10.1 million, or 7.1%, from $141.7 million in 2018 to $131.6 million in 2019, mainly due to lower volumes, negative foreign exchange rate translation effects as well as negative mix impacts partially offset by base price increases.
Volume of the Specialty Carbon Black segment decreased by 5.1 kmt, or 7.4%, from 69.1 kmt in 2018 to 64.0 kmt in 2019, mainly as a result of a slump in market demand in large part in China during the first part of the quarter.
Gross profit of the Specialty Carbon Black segment decreased by $12.6 million, or 23.3%, from $54.0 million in 2018 to $41.4 million in 2019, mainly due to the lower sales volumes and foreign exchange rate translation effects and negative product mix partially offset by base price increases.
Adjusted EBITDA of the Specialty Carbon Black segment decreased by $10.9 million, or 27.1%, from $40.3 million in 2018 to $29.4 million in 2019, reflecting the decrease in Gross Profit and slightly lower fixed costs year over year.

Rubber Carbon Black
2019 Compared to 2018
Revenue of the Rubber Carbon Black segment decreased by $11.9 million, or 4.5%, from $265.0 million in 2018 to $253.1 million in 2019, primarily due to lower volumes and negative foreign exchange rate translation effects partially offset by the pass through of higher feedstock costs to customers and base price increases.
Volume of the Rubber Carbon Black segment decreased by 18.2 kmt, or 8.4%, from 217.0 kmt in 2018 to 198.8 kmt in 2019, respectively 2.8%, allowing for the consolidation of our plants in South Korea volumes. This decline was mainly attributable to reduced mechanical rubber goods volumes in China and to a lesser extent in Europe.
Gross profit of the Rubber Carbon Black segment decreased by $1.8 million, or 3.2%, from $58.4 million in 2018 to $56.6 million in 2019, as a result of lower volumes in part due to the plant consolidation in South Korea and foreign exchange translation effects partially offset by base price increases and efficiency gains.
Adjusted EBITDA of the Rubber Carbon Black segment decreased by $0.5 million, or 1.4%, from $35.7 million in 2018 to $35.2 million in 2019, reflecting the development of gross profit, partially offset by lower selling expenses.

B.	Liquidity and Capital Resources
Cash Flows
The tables below present our cash flows for the three months ended March 31, 2019 compared to the three months ended March 31, 2018.

	Three months ended March 31,
	2019	2018
	(In millions)
Net cash provided by operating activities	$26.2	$21.4
Net cash used in investing activities	(22.5)	(25.9)
Net cash provided by (used in) financing activities	0.3	(8.9)

Cash, cash equivalents and restricted cash at the end of the period	$65.4	$62.7
Less restricted cash at the end of the period	4.5	3.0
Cash and cash equivalents at the end of the period	$60.9	$59.7
2019
Net cash provided by operating activities for the three months ended March 31, 2019 amounted to $26.2 million and consisted primarily of a consolidated profit for the period of $19.0 million, adjustments primarily for depreciation of $24.1 million and cash outflows from changes in operating assets and liabilities of $20.0 million.
Net cash used in investing activities for the three months ended March 31, 2019 amounted to $22.5 million. It comprises capital expenditure projects mainly related to preservation and overhaul projects as well as expenditures associated with our efforts to meet the EPA requirements in the U.S.
Net cash provided by financing activities for the three months ended March 31, 2019 amounted to $0.3 million. $22.8 million were used for repayments of current borrowing as well as $2.0 million regular debt repayment. In addition, $11.9 million were used for dividend payments. Cash inflow of $37.1 million are related to local short term financing facilities.
2018
Net cash provided by operating activities for the three months ended March 31, 2018 amounted to $21.4 million and consisted primarily of a consolidated profit for the period of $26.8 million, adjustments primarily for depreciation of $24.8 million, cash outflows from changes in operating assets and liabilities of $31.5 million including changes in Net Working Capital of $35.9 million.
Net cash used in investing activities for the three months ended March 31, 2018 amounted to $25.9 million, and comprised expenditures for improvements primarily in the manufacturing network throughout the production system including further investments to conclude the consolidation of our South Korean plant network.
Net cash used in financing activities for the three months ended March 31, 2018 amounted to $8.9 million. $2.1 million were regular debt payment. In addition, $11.9 million were used for dividend payments. Cash inflow of $5.1 million are related to local short term financing facilities.

Net Working Capital (non-GAAP financial measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-GAAP financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	March 31, 2019	December 31, 2018
	(In millions)
Inventories	$173.5	$183.6
Trade receivables	272.8	262.8
Trade payables	163.5	163.6
Net working capital	$282.8	$282.9
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black oil prices and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of two to three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2018 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately $23 to $26 million within about a two to three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility.
Our Net Working Capital decreased from $282.9 million as of December 31, 2018 to $282.8 million as of March 31, 2019 and remained essentially flat.
Capital Expenditures (non-GAAP financial measure)
We define Capital Expenditures as cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the condensed consolidated financial statements.
Our Capital Expenditures amounted to $25.9 million for the three months ended March 31, 2018 and $22.5 million for the three months ended March 31, 2019. We plan to finance our Capital Expenditures with cash generated by our operating activities. With the exception of required expenditures in association with our recent settlement with the EPA we currently do not have any material commitments to make Capital Expenditures, and do not plan to make Capital Expenditures, outside the ordinary course of our business. See Note L. Commitments and Contingencies for further details regarding the EPA settlement.
Capital Expenditures for the three months ended March 31, 2019 amounted to $22.5 million and were mainly composed of preservation and overhaul projects as well as expenditures associated with our efforts for investments required to address the EPA requirements in the United States.
Capital Expenditures for the three months ended March 31, 2018 amounted to $25.9 million and were mainly composed of expenditures for improvements primarily in the manufacturing network throughout the production system including further investments to conclude the consolidation of our South Korean plant network.
NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains and refers to certain forward-looking statements with respect to our financial condition, results of operations and business. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions.
Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and other words of similar meaning. These forward-looking statements include, without limitation, statements about the following matters:

•
our strategies for (i) strengthening our position in specialty carbon blacks and rubber carbon blacks, (ii) increasing our rubber carbon black margins and (iii) strengthening the competitiveness of our operations;

•	the installation of pollution control technology in our U.S. manufacturing facilities pursuant to the EPA consent decree described herein;

•	the outcome of any in-progress, pending or possible litigation or regulatory proceedings; and

•	our expectation that the markets we serve will continue to grow.
All these forward-looking statements are based on estimates and assumptions that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements. There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among others:

•	negative or uncertain worldwide economic conditions;

•	volatility and cyclicality in the industries in which we operate;

•	operational risks inherent in chemicals manufacturing, including disruptions as a result of severe weather conditions and natural disasters;

•	our dependence on major customers;

•	our ability to compete in the industries and markets in which we operate;

•	our ability to develop new products and technologies successfully and the availability of substitutes for our products;

•	our ability to implement our business strategies;

•
volatility in the costs and availability of raw materials and energy including but not limited to any and all effects from restrictions imposed by the MARPOL convention and respective International Maritime Organization (IMO) regulations in particular to reduce sulphur oxides (SOx) emissions from ships)

•	our ability to realize benefits from investments, joint ventures, acquisitions or alliances;

•	our ability to realize benefits from planned plant capacity expansions and site development projects and the potential delays to such expansions and projects;

•	information technology systems failures, network disruptions and breaches of data security;

•	our relationships with our workforce, including negotiations with labor unions, strikes and work stoppages;

•	our ability to recruit or retain key management and personnel;

•	our exposure to political or country risks inherent in doing business in some countries;

•	geopolitical events in the European Union, and in particular a “no-deal Brexit” which may impact the Euro;

•	environmental, health and safety regulations, including nanomaterial and greenhouse gas emissions regulations, and the related costs of maintaining compliance and addressing liabilities;

•	possible future investigations and enforcement actions by governmental or supranational agencies;

•	our operations as a company in the chemical sector, including the related risks of leaks, fires and toxic releases;

•	market and regulatory changes that may affect our ability to sell or otherwise benefit from co-generated energy;

•	litigation or legal proceedings, including product liability and environmental claims;

•	our ability to protect our intellectual property rights and know-how;

•	our ability to generate the funds required to service our debt and finance our operations;

•	fluctuations in foreign currency exchange and interest rates;

•	the availability and efficiency of hedging;

•	changes in international and local economic conditions, including with regard to the Euro, dislocations in credit and capital markets and inflation or deflation;

•	potential impairments or write-offs of certain assets;

•	required increases in our pension fund contributions;

•	the adequacy of our insurance coverage;

•	changes in our jurisdictional earnings mix or in the tax laws or accepted interpretations of tax laws in those jurisdictions;

•	our indemnities to and from Evonik (as defined below);

•	challenges to our decisions and assumptions in assessing and complying with our tax obligations;

•	our status as a foreign private issuer; and

•	potential difficulty in obtaining or enforcing judgments or bringing actions against us in the United States.
In light of these risks, our results could differ materially from the forward-looking statements contained in this report. For further information regarding factors that could affect our business and financial results and the related forward-looking statements, see "Item 3 Key Information - D. Risk Factors" in our Form 20-F for the fiscal year ended December 31, 2018.
Part II - Other Information

Item 4. Exhibits

Exhibit No.	Description
8.1	List of Subsidiaries of Orion Engineered Carbons S.A.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 2, 2019	ORION ENGINEERED CARBONS S.A.

	By	/s/ Charles Herlinger
Name: Charles Herlinger
Title: Chief Financial Officer